Exhibit 99.1

NeuroSense Issues CEO Letter to Shareholders

CAMBRIDGE, Mass., August 13, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today releases a letter from the CEO, Alon Ben-Noon, to investors.

Dear Fellow Shareholders,

I wanted to take this opportunity to update you on NeuroSense’s preparations for the Phase 3 PARAGON study, our efforts to secure the resources needed to advance it, the regulatory opportunities we are pursuing in Canada and other territories, the strategic discussions under way, and our work on Nasdaq compliance.

Our main focus is PARAGON, our pivotal Phase 3 study of PrimeC in ALS. The FDA has cleared NeuroSense to initiate PARAGON, which is expected to enroll approximately 300 participants, primarily in the United States. We continue to advance the preparations required for its initiation.

PARAGON is a large study, and initiating and conducting it requires substantial financial resources. Securing those resources has taken longer than originally anticipated.

We are actively working to secure the financing needed to move the study forward. At the same time, our objective is not simply to complete a financing transaction. We want to bring in the right financial and strategic support for PrimeC at this important stage of its development. We are therefore pursuing several opportunities in parallel, including discussions with pharmaceutical companies and strategic partners, investors, and other financing sources, as well as grants and other non-dilutive funding opportunities.

We believe the quality of the financing matters. Where possible, we want the capital we raise to come with additional value - whether through industry experience, development and commercialization capabilities, or strategic relationships that can support PrimeC beyond the financing itself.

In April 2026, our CFO, Or Eisenberg, and I each invested $200,000 in NeuroSense, representing an aggregate investment of $600,000 together with a significant existing investor in the Company. Our participation reflected our personal conviction in the Company and in what we are working to achieve with PrimeC.

Securing the right resources for PARAGON remains one of our highest priorities, while in parallel we continue the work required so that we are positioned to move forward once the necessary resources are in place.

Realizing Opportunities Based on PrimeC’s Existing Data

While PARAGON remains our main development priority, we also believe there may be current opportunities available to us as a result of the clinical data we have already generated.

ALS progresses rapidly, delays can mean missing a critical window to help people living with it. If our existing data can support an appropriate regulatory pathway in a particular territory, we believe it makes sense to explore that opportunity, with the potential to bring PrimeC to people living with ALS sooner rather than waiting several years for the completion of another large clinical study - time that some patients may simply not have.

This is the approach we are taking in Canada, where, following our discussions with Health Canada, including the pre-NDS process, we are preparing a New Drug Submission (NDS) for PrimeC, which we currently expect to submit in December 2026. We see Canada as an important market for PrimeC and are working with Health Canada through the regulatory process. We are also evaluating other territories where our existing data may support an appropriate regulatory pathway.

The planned submission builds on the clinical and biomarker data generated through our Phase 2b PARADIGM study. We have reported these results extensively. We believe the body of evidence we have generated supports our continued work to advance PrimeC and explore the regulatory opportunities available to us.

Our objective is straightforward: while we continue preparing for PARAGON and working to secure the resources required to initiate it, we also want to make responsible use of the data we already have and explore opportunities that could allow PrimeC to reach patients sooner.

Strategic Opportunities

Our discussions with pharmaceutical and other strategic parties are not limited to financing PARAGON. We continue to explore potential partnerships around the development and commercialization of PrimeC and opportunities to broaden our asset portfolio.

We believe the work completed to date - including our clinical data, regulatory progress and intellectual property - provides several possible ways to advance the program. We are evaluating these opportunities based on what we believe can best support PrimeC’s development and create value for the Company and our shareholders.

There is no single transaction or path on which our plans depend. We are working on several fronts at the same time, and we will continue to evaluate the opportunities available to us as they develop.

Nasdaq Compliance

We are actively working to address the Company’s current Nasdaq continued-listing deficiencies using the alternatives available to us. Our most immediate focus is the minimum bid price requirement.

With respect to the minimum bid price requirement, our upcoming shareholder meeting includes a proposal to authorize the Board, at its discretion, to effect a reverse share split within a range of 1:4 to 1:40 if necessary to regain compliance. It would give the Board an additional tool to be used only if needed. We are also pursuing other available alternatives, including requesting an additional compliance period from Nasdaq, and the Board would consider a reverse split only if those alternatives do not resolve the matter. The proposal is described in full in the proxy materials for the meeting.

Maintaining our Nasdaq listing is important to the Company and our shareholders. We are closely monitoring the applicable requirements and are taking the steps available to us to address the current deficiencies.

Looking Ahead

The work ahead is substantial, yet the work we have already completed has put us in a position where we have several credible paths to pursue. Our job now is to execute, and the NeuroSense team is committed to do just that.

We look forward to keeping you updated as we make progress, and we thank you for your continued support.

Sincerely,

Alon Ben-Noon

Chief Executive Officer
NeuroSense Therapeutics

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, supporting meaningful slowing of disease progression. The Company also reported significant biological activity across multiple biomarkers associated with ALS, including microRNAs, supporting PrimeC’s multi-target mechanism of action and representing a potentially important advance in the treatment of ALS.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate a pivotal Phase 3 clinical trial (PARAGON) in ALS, which is expected to enroll approximately 300 participants, primarily in the United States.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to target several key mechanisms that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation, with the potential to inhibit disease progression.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the potential of PrimeC. Further, certain forward-looking statements, including statements regarding clinical and regulatory milestones, future financings of the Company, potential strategic transactions and Nasdaq compliance, are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the potential of delay in the timing of Phase 3 clinical trial (PARAGON) in ALS; potential delay in the Canadian New Drug Submission; the risk that the Company will not be able to obtain financial on acceptable terms, or at all; the risk that the Company will not regain and maintain compliance with the Nasdaq listing requirements; the risk that the strategic opportunities described will not materialize or result in the anticipated benefits to the Company; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com | Tel: +972 (0)9 799 6183

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